================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ______________ to ______________

                           COMMISSION FILE NO. 1-10863

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         YORK INTERNATIONAL CORPORATION
                            631 South Richland Avenue
                            York, Pennsylvania 17403

================================================================================

                                      INDEX

                                Item                                        Page
--------------------------------------------------------------------------  ----
Signature.................................................................    2
Financial Statements and Supplemental Schedules ..........................    3
Exhibit Index.............................................................   16
Exhibits..................................................................   17

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       BRISTOL COMPRESSORS
                                       THRIFT AND RETIREMENT PLAN

Date: June 25, 2004                    By: /s/ Jane G. Davis
                                       -----------------------------------------
                                       Jane G. Davis
                                       Member, Pension and Investment Committee

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

                              Financial Statements

                                       and

                             Supplemental Schedules

           December 31, 2003, December 31, 2002, and December 29, 2002

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension and Investment Committee of
York International Corporation:

We have audited the accompanying statements of net assets available for benefits of the Bristol Compressors Thrift and Retirement Plan as of December 31, 2003, December 31, 2002, and December 29, 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003, the two-day period ended December 31, 2002, and the year ended December 29, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bristol Compressors Thrift and Retirement Plan as of December 31, 2003, December 31, 2002, and December 29, 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, the two-day period ended December 31, 2002, and the year ended December 29, 2002, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2003, and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions, December 31 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Harrisburg, Pennsylvania
June 15, 2004

                              BRISTOL COMPRESSORS

                           THRIFT AND RETIREMENT PLAN

                Statements of Net Assets Available for Benefits

          December 31, 2003, December 31, 2002, and December 29, 2002

                                                                DECEMBER 31,    DECEMBER 31,    DECEMBER 29,
                     ASSETS                                         2003            2002            2002
                                                                ------------    ------------    ------------
Investments:
   Mutual funds, at fair value                                  $ 30,063,748      22,549,238      22,472,935
   Managed Income Portfolio II Fund, at fair value                17,070,364      16,634,001      16,572,044
   Participant notes receivable, at cost                           3,656,300       3,168,363       3,176,865
                                                                ------------    ------------    ------------
             Total investments                                    50,790,412      42,351,602      42,221,844
                                                                ------------    ------------    ------------
Receivables:
   Employer's contribution                                           362,203         390,856         390,856
   Participants' contributions                                       235,486         263,405         263,405
   Interest                                                           24,260          25,383          25,383
                                                                ------------    ------------    ------------
             Total receivables                                       621,949         679,644         679,644
                                                                ------------    ------------    ------------
             Net assets available for benefits                  $ 51,412,361      43,031,246      42,901,488
                                                                ============    ============    ============

See accompanying notes to financial statements.

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

           Statements of Changes in Net Assets Available for Benefits

      Year ended December 31, 2003, two-day period ended December 31, 2002, and year ended December 29, 2002

                                                                                               TWO-DAY PERIOD
                                                                                 YEAR ENDED         ENDED        YEAR ENDED
                                                                                DECEMBER 31,    DECEMBER 31,    DECEMBER 29,
                                                                                    2003            2002            2002
                                                                                ------------    -------------    ------------
                                    ADDITIONS
Additions to net assets attributed to:
      Investment results:
            Net appreciation (depreciation) in fair value of investments        $  5,007,721          70,699      (4,789,375)
            Interest and dividends                                                 1,459,731          69,865       1,438,974
      Contributions:
            Employer's                                                             2,676,939              --       2,764,339
            Participants'                                                          2,376,891           5,000       2,603,538
                                                                                ------------    ------------    ------------
                        Net additions                                             11,521,282         145,564       2,017,476
                                                                                ------------    ------------    ------------
                                   DEDUCTIONS

Deductions from net assets attributed to:
      Benefits paid to participants                                                3,095,763          15,806       2,850,299
      Administrative expenses                                                         44,404              --          39,804
                                                                                ------------    ------------    ------------
                        Total deductions                                           3,140,167          15,806       2,890,103
                                                                                ------------    ------------    ------------
                        Net increase (decrease) prior to interfund transfers       8,381,115         129,758        (872,627)
Transfers from other plan                                                                 --              --          14,694
                                                                                ------------    ------------    ------------
                        Net increase (decrease)                                    8,381,115         129,758        (857,933)
Net assets available for benefits:
      Beginning of period                                                         43,031,246      42,901,488      43,759,421
                                                                                ------------    ------------    ------------
      End of period                                                             $ 51,412,361      43,031,246      42,901,488
                                                                                ============    ============    ============

See accompanying notes to financial statements.

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

                          Notes to Financial Statements

           December 31, 2003, December 31, 2002, and December 29, 2002

(1)   PLAN DESCRIPTION

      The following description of the Bristol Compressors Thrift and Retirement Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      (a)   GENERAL

            The Plan amended and restated effective December 30, 2001, covers the eligible employees of Bristol Compressors, Inc. and certain of its affiliated entities (Company). It is a contributory savings plan whereby an employee becomes eligible for participation in the Plan when he or she has attained the age of 18 and completed at least 1,000 hours of service. The Plan assets are held by Fidelity Management Trust Company (Fidelity), as trustee (Trustee). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Company is wholly-owned by York International Corporation, the Plan Sponsor.

      (b)   CONTRIBUTIONS

            Each participant that elects to participate in the savings portion of the Plan, shall contribute after-tax savings contributions equal to one to ten percent of his or her eligible compensation to the Plan or pretax elective deferral amounts equal to one to sixteen percent of his or her eligible compensation to the Plan, not to exceed sixteen percent when combined. The Company shall contribute on behalf of each participant an amount equal to ten percent of the first five percent of the participant's contributions. The Company shall also contribute a profit sharing contribution to the Plan in amounts equal to 3.2 percent to 4.0 percent of compensation, as defined and limited in the Plan, to participants who have completed a year of service and are employed on the last day of the Plan year.

      (c)   INVESTMENT OPTIONS

            Upon enrollment in the Plan, a participant may direct employee contributions in 10 percent increments in any of eighteen investment options.

                  The "Managed Income Portfolio II Fund" is a commingled pool, which seeks to maintain a stable dollar unit price by investing in fixed-income instruments maintained at book value, through the purchase of "wrap agreements" from financial institutions.

                  The "Puritan Fund" is a mutual fund, which seeks to obtain income and capital growth by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds.

                  The "Magellan Fund" is a mutual fund which seeks capital appreciation by investing primarily in common stock, and securities convertible into common stock, of U.S., multinational, and foreign companies of all sizes that offer potential for growth.

                  The "Equity Income Fund" is a growth and income mutual fund which seeks reasonable income with the potential for capital appreciation. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500. It also considers the potential for capital appreciation when

                                                                     (Continued)

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

                          Notes to Financial Statements

           December 31, 2003, December 31, 2002, and December 29, 2002

                  selecting investments. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

                  The "Growth & Income Fund" is a mutual fund which seeks high total return through a combination of current income and capital appreciation. It invests in securities of companies that pay current dividends and offer potential growth of earnings, such as common stocks, securities convertible into common stocks, preferred stocks and fixed-income securities.

                  The "OTC Portfolio Fund" is a growth mutual fund. It seeks capital appreciation by investing primarily in securities traded on the over-the-counter (OTC) market. Securities in which the Portfolio Fund may invest include common stocks, preferred stocks, securities convertible into common stocks and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those on the New York and American Stock Exchanges.

                  The "Overseas Fund" is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock, as well as debt instruments. Normally, at least 65% of the fund's total assets will be invested in foreign securities.

                  The "Freedom Income Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement.

                  The "Freedom 2000 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2000.

                  The "Freedom 2010 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2010.

                  The "Freedom 2020 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2020.

                  The "Freedom 2030 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2030.

                  The "Freedom 2040 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2040.

                                                                     (Continued)

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

                          Notes to Financial Statements

           December 31, 2003, December 31, 2002, and December 29, 2002

                  The "Spartan U.S. Equity Index Fund" is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500. The fund invests primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index.

                  The "U.S. Bond Index Fund" is an income fund. It seeks investment results that try to duplicate the composition and total return of the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is a market value weighted performance benchmark investment-grade, fixed-rate debt index, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of at least one year. The fund invests in investment grade (medium to high quality) securities or above with maturities of at least one year, including U.S. Treasury or government securities and corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

                  The "Low-Priced Stock Fund" is a growth mutual fund. It seeks to provide capital appreciation through investment in low-priced common stocks. Normally, at least 80% of the fund's total assets will be invested in low-priced common stocks (those priced at or below $35 per share).

                  The "Mid-Cap Stock Fund" is a growth mutual fund. It seeks to provide a long-term growth of capital through investment in medium market common stocks. Normally, at least 80% of the fund's total assets will be invested in common stocks of companies with medium market capitalization's (those with market capitalization's similar to companies in the Standard and Poors Midcap 400 Index).

                  The "York International Stock Fund" is an unmanaged non-diversified investment option consisting primarily of York International Corporation common stock, with a small portion of short-term money market instruments for liquidity. The liquidity is necessary to allow for daily transfers in and out of the fund. Also, participants do not receive shares of York International Corporation common stock for their investment; instead their balance is reported in units of participation. The fund's share price will vary in relation to the market price of York International Corporation common stock. During 2003, the Plan was amended to remove the "York International Stock Fund" as an investment option.

            Participants may change their investment options monthly.

      (d)   PARTICIPANT NOTES RECEIVABLE

            Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants Notes Receivable fund. Loan terms range from 1-5 years or up to a reasonable amount of time for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a fixed or variable rate of interest commensurate with the interest rates charged by persons in the business of lending money on a national basis for loans that would be made under similar circumstances. The interest rate for outstanding loans ranges from 5% to 10.5% at December 31, 2003, December 31, 2002 and December 29, 2002. Principal and interest is paid ratably through quarterly payroll deductions.

                                                                     (Continued)

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

                          Notes to Financial Statements

           December 31, 2003, December 31, 2002, and December 29, 2002

      (e)   PARTICIPANT ACCOUNTS

            Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and,
            (b) Plan earnings (losses), and charged with an allocation of administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      (f)   VESTING

            Participants are immediately vested in their contributions and their employer matching contributions plus actual earnings (losses) thereon. Vesting in the Company's profit sharing contribution account plus actual earnings (losses) thereon is based on years of service. A participant is 100 percent vested after seven years of credited service, as follows:

   YEARS OF            VESTED
VESTING SERVICE      PERCENTAGE
  Less than 1            0%
       1                10
       2                20
       3                30
       4                40
       5                60
       6                80
       7               100

      (g)   PAYMENT OF BENEFITS

            On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or an annuity. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account.

      (h)   FORFEITURES

            At December 31, 2003, December 31, 2002, and December 29, 2002, nonparticipant-directed unallocated forfeited accounts totaled $48,575, $73,591, and $73,170, respectively. These accounts may be used to pay any expense payable for the plan year or to reduce future employer contributions. For the years ended December 31, 2003 and December 29, 2002, employer contributions were reduced by $33,000 and $95,292, respectively from nonparticipant-directed unallocated forfeited accounts.

                                                                     (Continued)

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

                          Notes to Financial Statements

           December 31, 2003, December 31, 2002, and December 29, 2002

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   BASIS OF ACCOUNTING

            The financial statements of the Plan are prepared on the accrual basis of accounting.

      (b)   INVESTMENT VALUATION AND INCOME RECOGNITION

            All investment options, except for Participant Notes Receivable, are stated at fair value as reported by the Trustee. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant Notes Receivable are valued at cost which approximates fair value.

            Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      (c)   ADMINISTRATIVE EXPENSES

            Certain administrative expenses are paid by the Company.

      (d)   USE OF ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      (e)   PAYMENT OF BENEFITS

            Benefits are recorded when paid.

(3)   INVESTMENTS

      The following table separately identifies those investments which represent five percent or more of the Plan's net assets with an "*".

                                                                     (Continued)

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

                          Notes to Financial Statements

           December 31, 2003, December 31, 2002, and December 29, 2002

                                       DECEMBER 31,    DECEMBER 31,   DECEMBER 29,
                                          2003            2002           2002
                                       -----------     ------------   ------------
Mutual Funds:
  Magellan Fund                        $ 6,613,857 *     4,957,126 *    4,939,268 *
  OTC Portfolio Fund                     2,676,761 *     1,799,264      1,809,283
  Freedom 2010 Fund                      3,503,403 *     2,835,562 *    2,830,419 *
  Freedom 2020 Fund                      3,655,845 *     2,681,338 *    2,673,763 *
  Freedom 2030 Fund                      2,900,172 *     2,020,268      2,015,513
  Other                                 10,713,710       8,255,680      8,204,689
Managed Income Portfolio II Fund (1)    17,070,364 *    16,634,001 *   16,572,044 *
Participant Notes Receivable             3,656,300 *     3,168,363 *    3,176,865 *
                                       -----------     -----------     ----------
                                       $50,790,412      42,351,602     42,221,844
                                       ===========     ===========     ==========

      (1)Includes nonparticipant-directed unallocated forfeited accounts of $48,575, $73,591, and $73,170 at December 31, 2003, December 31, 2002,
         and December 29, 2002, respectively.

      For the year ended December 31, 2003 and the two-day period ended December 31, 2002, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value by $5,007,721 and $70,699, respectively. For the year ended December 29, 2002, the Plan's investments in mutual funds depreciated in value by $4,789,375.

(4)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by the Trustee and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $44,404 and $35,531 for the years ended December 31, 2003 and December 29, 2002, respectively.

(5)   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(6)   TAX STATUS OF THE PLAN

      The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated May 27, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

(7)   AMENDMENTS

      During 2003, the Plan was amended to remove the York International Stock Fund as an investment option. This amendment was effective December 31, 2003, and as of the end of the Plan year all assets within this option had been transferred to other investment options.

                                                                     (Continued)

                               BRISTOL COMPRESSORS
                           THRIFT AND RETIREMENT PLAN

                          Notes to Financial Statements

           December 31, 2003, December 31, 2002, and December 29, 2002

      During 2002, the Plan Document was amended to incorporate the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The primary component of the amendment allowed participants who achieved age 50 prior to the close of the Plan year to make catch up contribution in accordance with procedures established by the Administrator. This amendment was effective as of January 1, 2002.

(8)   PLAN YEAR END

      During 2002, the Plan year end was changed from December 29 to December
      31.

(9)   PROHIBITED TRANSACTIONS

      During 2000 to 2003, on occasion, the Plan Sponsor failed to remit participant deferrals in a timely manner. Participant deferrals were remitted based on the Plan Sponsor's fiscal month end calendar instead of the calendar month end. The untimely remittance of participant deferrals resulted in delinquent participant deferrals of approximately $1,462,987 over four plan years, and included $298,131, $600,706, $423,502, and $140,648 in the 2003, 2002, 2001, and 2000 plan years, respectively. In April 2004, the Plan Sponsor performed voluntary corrective compliance procedures by calculating the interest due on the delinquent deferrals and remitting the amounts to the Plan.

                                                                      SCHEDULE 1

                               BRISTOL COMPRESSORS

                           THRIFT AND RETIREMENT PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003

                                                                     CURRENT
   IDENTITY OF ISSUER           DESCRIPTION OF INVESTMENT             VALUE
------------------------   ------------------------------------    ------------
*   Fidelity Investments   Puritan Fund                            $  1,629,597
*   Fidelity Investments   Magellan Fund                              6,613,857
*   Fidelity Investments   Equity Income Fund                         1,285,449
*   Fidelity Investments   Growth & Income Fund                       1,886,747
*   Fidelity Investments   OTC Portfolio Fund                         2,676,761
*   Fidelity Investments   Overseas Fund                                584,463
*   Fidelity Investments   Low-Priced Stock Fund                        355,581
*   Fidelity Investments   Mid-Cap Stock Fund                           161,557
*   Fidelity Investments   Freedom Income Fund                          271,580
*   Fidelity Investments   Freedom 2000 Fund                          1,202,114
*   Fidelity Investments   Freedom 2010 Fund                          3,503,403
*   Fidelity Investments   Freedom 2020 Fund                          3,655,845
*   Fidelity Investments   Freedom 2030 Fund                          2,900,172
*   Fidelity Investments   Freedom 2040 Fund                             34,536
*   Fidelity Investments   Spartan U.S. Equity Index Fund             1,962,658
*   Fidelity Investments   U.S. Bond Index Fund                       1,339,428
*   Fidelity Investments   Managed Income Portfolio II Fund (1)      17,070,364
                           *Participant Notes Receivable
                              (interest of 5.0% - 9.75%)              3,656,300
                                                                   ------------
                                                                   $ 50,790,412
                                                                   ============

*   Party-in-Interest

(1) Includes nonparticipant-directed unallocated forfeited accounts at cost and current value of $48,575.

See report of independent registered public accounting firm.

                                                                      SCHEDULE 2

                               BRISTOL COMPRESSORS

                           THRIFT AND RETIREMENT PLAN

     Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

                                December 31, 2003

                                       TOTAL THAT CONSTITUTE NONEXEMPT
                                            PROHIBITED TRANSACTIONS
                             -------------------------------------------------
                                                                                  TOTAL FULLY
                                            CONTRIBUTIONS     CONTRIBUTIONS     CORRECTED UNDER
PARTICIPANT CONTRIBUTIONS    CONTRIBUTIONS   CORRECTED      PENDING CORRECTION    VFCP AND PTE
TRANSFERRED LATE TO PLAN     NOT CORRECTED  OUTSIDE VFCP         IN VFCP             2002-51
--------------------------   -------------  -------------   ------------------  ---------------
      $   1,462,987           $ 1,462,987       $ --              $  --               $  --

See report of independent registered public accounting firm.

                                  EXHIBIT INDEX

EXHIBIT NO.                             DOCUMENT
-----------      -----------------------------------------------------------
   23            Consent of Independent Registered Public Accounting Firm

   32            Certification Pursuant to 18 U.S.C. Section 1350 as Adopted
                 Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002